Exhibit (B)(1)

April 16, 2003

Leonard Green & Partners, L.P.

11111 Santa Monica Boulevard

Suite 2000

Los Angeles, CA 90025

Attention: Jonathan Seiffer

Re:     Varsity Brands, Inc. - Senior Subordinated Notes and Equity Strip

Dear Mr. Seiffer:

This letter (this “Commitment Letter”) represents a commitment by The Northwestern Mutual Life Insurance Company (“Northwestern”) and BancAmerica Capital Investors I. L.P. (“B of A”, and together with Northwestern, the “Purchasers”), subject to the conditions set forth below, to purchase: (i) up to $45,000,000 principal amount, $30,000,000 for Northwestern’s account, and $15,000,000 for B of A’s account, of 13.75% Senior Subordinated Notes (the “Notes”) issued by Varsity Brands, Inc. (the “Operating Company”), and (ii) an equity strip (the “Equity Strip”) issued by the company (the “Holding Company”) that will own all of the issued and outstanding capital stock of the Operating Company.  The Equity Strip, to be split amongst the Purchasers pro rata based upon initial principal amount of the Notes, will in the aggregate consist of (i) 4.1% of the Senior Preferred Stock of the Holding Company, (ii) 4.1% of the Junior Preferred Stock of the Holding Company, and (iii) 4.1% of the fully diluted common shares of the Holding Company.  The principal terms of the Notes and the Equity Strip will be substantially as outlined in the attached term sheet.

The Purchaser’s purchase of the Notes and the Equity Strip is subject to (a) the closing, to occur simultaneously with the closing of the purchase of the Notes and Equity Strip, of the senior bank financing and other equity investments necessary to complete the acquisition of Varsity Brands, Inc., (b) the Purchasers, the Operating Company and the Holding Company reaching final agreement upon terms relating to the Notes and the Equity Strip, including registration rights, sale rights and other matters, (c) the absence of any material adverse change in the financial condition or prospects of the Operating Company and the Holding Company, (d) the approval by each Purchaser’s Law Department of the documentation, proceedings and legal opinions incident to the proposed transaction and (e) the conditions precedent described in the attached term sheet.

We understand that the fees, charges and expenses of a law firm to be selected by the Purchasers as special counsel for the transaction will be paid by the Operating Company and/or the Holding Company (i) if the proposed financing is consummated, or (ii) if Leonard Green & Partners, L.P. or any of its affiliates are reimbursed for expenses incurred in connection with this transaction.

This Commitment Letter may be modified or amended only by the written agreement of all of us.  This Commitment Letter may not be assigned by the Company without the prior written consent of each Purchaser.

This Commitment Letter will expire at 5:00 p.m. Eastern Standard Time on November 15, 2003, unless all of the transactions contemplated hereunder have been consummated as of such time.

If the terms and conditions set forth above are acceptable to you, please so indicate by signing the enclosed copy of this letter in the place provided and returning the same to me at or before 7:00 p.m. C.S.T. on April 21, 2003.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:
Mark E. Kishler
Its Authorized Representative

BANCAMERICA CAPITAL INVESTORS I, L.P.

	By:	BancAmerica Capital Management I, SBIC LLC, Its General Partner

	By:	BACM I GP, LLC, Its General Partner

By:
Ann H. Browning
Managing Director

Accepted and agreed to as of the day of April , 2003:

LEONARD GREEN & PARTNERS, L.P.

By:
Title:

2

April 16, 2003

VARSITY BRANDS, INC.

Summary of Financing Proposal

I.	SENIOR SUBORDINATED NOTES

	Issuer:	Varsity Brands, Inc. (the “Operating Company”).

	Purchasers:	The Northwestern Mutual Life Insurance Company (“Northwestern”); and

BancAmerica Capital Investors I. L.P. (“B of A” and together with Northwestern, the “Purchasers”).

	Issue:	$45 Million Senior Subordinated Notes (the “Notes”) with the Equity Strip (defined below).

	Northwestern Amount:	$30 Million.

	B of A Amount:	$15 Million.

	Price:	Par.

	Maturity:	10 years.

Purpose:

The net proceeds from the offering will be used, together with bank borrowings and equity investments by Green Equity Investors III, L.P. (“GEI III”), to fund the purchase of Varsity Brands, Inc. and to pay certain fees and expenses related to the transaction.

	Interest Rate:	13.75%.

	Default Rate:	2.0% above-then current rate.

	Interest Payments:	Interest will be payable semiannually in arrears in cash.

	Fees:	Purchasers will be paid a transaction fee equal to 3.0% of the Principal Amount at Closing.

	Principal Payments:	The Notes to be paid in full upon Maturity at the par amount thereof plus accrued and unpaid Interest thereon.

Optional Prepayment:

The Notes will not be callable prior to the third anniversary of the Closing.  Beginning on the third anniversary of the Closing, the Notes may be prepaid by the Operating Company in whole, or in part, at par plus accrued and unpaid interest plus a premium in accordance with the following schedule:

		Year 1 to 3	No Call
		Year 4	8% of par
		Year 5	6% of par
		Year 6	4% of par
		Year 7	2% of par
		Years 8 - 10	par

Notwithstanding the foregoing, (1) in the event of a Sale or a Qualifying IPO prior to the third anniversary of Closing, the Operating Company will have the right to prepay all, but not less than all, the Notes at par plus accrued and unpaid interest plus a 10% premium; and (2) from the 3rd anniversary through the 7th anniversary of the Closing, the Operating Company will have the right, using free cash flow of the Operating Company,  to prepay up to $15MM par value of the Notes plus accrued and unpaid interest on such par value plus a premium equal to 2% of such par value.

Change of Control Prepayment:

Upon a change of control event, the Purchasers will have the option (the “Put Option”) to sell any or all of the Notes to the Operating Company, and the Operating Company will be required to purchase such Notes, at 101% of the par amount of the Notes being redeemed, plus accrued and unpaid interest.

Subordination:

The Notes will be subordinate to the Senior Debt and senior to all other indebtedness. The Notes will be subordinate to Senior Debt on terms customary for this type of transaction and acceptable to the Purchasers.  “Senior Debt” will mean (a) Term Debt under the Senior Credit Facility, (b) Debt outstanding under the revolving portion of the Senior Credit Facility; provided, that at the time of any refinancing or renewal of the Senior Credit Facility, and immediately following such refinancing or renewal, no default or event of default will have occurred or be continuing.

Key Financial and Other Covenants:	1)	Financial Statements: The Operating Company will be required to provide the following financial information to the Purchasers:

		(a)

Monthly: Within 30 days of the end of each month, respectively, copies of the Holding Company’s and its Subsidiaries’ internal monthly operating statements, such statements to include balance sheets, income statements and statements of cash flows of the Holding Company and its Subsidiaries with comparable information for the year-to-date, the corresponding month of the immediately preceding fiscal year, and a comparison to budget.

		(b)

Quarterly:  Within 60 days of the end of each quarter, copies of the Holding Company’s ‘ and its Subsidiaries’ internal quarterly operating statements, such statements to include balance sheets, income statements and statements of cash flows of the Holding Company and its Subsidiaries with comparable information for the year-to-date, the corresponding quarter of the immediately preceding fiscal year, and a comparison to budget.  Quarter-end statements will be accompanied by covenant compliance calculations and a representation by the Chief Financial Officer of the Holding Company whether an Event of Default has occurred or is continuing;

		(c)	Annually: Within 105 days of the end of each fiscal year, consolidated balance sheets, income statements, and statements of cash flows of the Holding Company and its Subsidiaries with comparable information for the immediately preceding fiscal year, all certified by a nationally recognized firm of certified public accountants and accompanied by an opinion of such firm on the annual financial statements.  Such statements will also be accompanied by covenant compliance calculations and a representation by the Chief Financial Officer of the Holding Company whether an Event of Default has occurred or is continuing;

			(d)	Other reports customary for this type of transaction.

2)

Financial Covenants: Financial Covenants to be tested on an incurrence basis only, with specific financial covenants to be the same as those contained in the Senior Credit Facility, including, but not limited to:

			(a)	Fixed Charge Coverage; and

			(b)	Total Debt to EBITDA.

Notwithstanding the foregoing, the Purchasers’ financial covenant package will not include a Minimum EBITDA covenant.

3)

Restricted Payments: Prior to an IPO, dividends and restricted payments will be prohibited except for (1) a negotiated basket to repurchase management shares;  (2) the payment of management fees to GEI III or its affiliates (provided, however, such management fees will not exceed $800,000.00 per year); and a negotiated basket to cover certain operating expenses of the Holding Company.

4)

Other Covenants - including, but not limited to, asset sale restrictions, lien limitations, capital lease limitations, no prohibition or restrictions on dividends from subsidiaries, maintenance of business lines, restrictions on affiliate transactions and other affirmative and negative covenants customary for this type of transaction.

II.	EQUITY STRIP

	Components:	The Notes will be sold with an equity strip (the “Equity Strip”) consisting of the following securities of the Holding Company (defined below):

			1)	4.1% Senior Preferred Stock;
			2)	4.1% Junior Preferred Stock; and
			3)	4.1% of the fully-diluted common shares.

	Issuer:	The company (the “Holding Company”) that will own all of the issued and outstanding capital stock of the Operating Company.

	Preemptive Rights:	Prior to, and other than in connection with, an IPO, in the event of other issuances of Holding Company capital securities, the holder of the capital securities shall have a preemptive pro rata purchase right. Subject to exceptions for a negotiated basket of equity for issuance to management or employees.

Tag Along:

Prior to an IPO, the holders of the Equity Strip shall have the right to participate pro rata in any sale of shares by GEI III; provided, however, that GEI III may sell up to 5% of the fully-diluted shares before the tag-along applies

Drag Along Rights:

Prior to an IPO, each holder of the Equity Strip shall be obligated to sell a pro rata portion of its securities in the event that GEI III sells a significant portion of its interest in the Holding Company.

Demand Registration Rights:

Following an IPO, Purchasers will have one demand registration right in which the Purchasers capital securities will have priority over all other such securities.  After the Holding Company has qualified to use Form S-3, the Purchasers will have additional demand rights.  Such rights shall be subject to customary regulatory and underwriter lock-up and black-out periods.  Holding Company responsible for all fees and expenses.

Piggyback Rights:

Following an IPO, Purchaser’s capital securities will have Piggyback rights with respect to all registrations of Holding Company capital securities.  Underwriter cutbacks to be pro rata amongst all stockholders exercising piggyback rights in such registration.  Holding Company responsible for all fees and expenses.

	Transferability:	The capital securities will be transferable in whole or in part to other parties; subject to restrictions upon which to be agreed.

III.	OTHER TERMS

	Conditions to Closing:	(1) No material adverse change.
(2) Transaction structured with senior lenders and Note holders having equivalent obligors, guarantors, etc.
(3) Satisfactory Legal Documentation.

	Representations & Warranties:	Customary.

	Events of Default:	Customary.

	Board Observation Rights:	Northwestern and B of A will each be entitled to attend Operating Company and Holding Company board meetings as an observer.

Legal Fees:

The fees, charges and expenses of a law firm to be selected by the Purchasers as special counsel for the transaction will be paid by the Operating Company and/or the Holding Company (i) if the proposed financing is consummated, or (ii) if Leonard Green & Partners, L.P. or any of its affiliates are reimbursed for expenses incurred in connection with this transaction.